Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT (To Prospectus dated June 7, 2021 and Prospectus Supplements dated June 11, 2021 and July 20, 2021)	August 17, 2021

OFS Credit Company, Inc.
$50,000,000
Common Stock
This prospectus supplement supplements the prospectus supplements dated June 11, 2021 (the “First Prospectus Supplement”) and July 20, 2021 (the “Second Prospectus Supplement”) and the accompanying prospectus thereto, dated June 7, 2021 (the “Base Prospectus,” together with the First Prospectus Supplement, the Second Prospectus Supplement, and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, and Amendment No. 3 thereto, dated June 8, 2021, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET OFFERING”
From January 24, 2020 to August 16, 2021, we sold a total of 2,080,689 shares of common stock pursuant to the “at the market offering.” The net proceeds as a result of these sales of common stock were approximately $29.3 million after deducting commissions and fees.

RECENT DEVELOPMENTS

July 2021 Financial Update

On August 17, 2021, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of July 31, 2021 is between $14.02 and $14.12. This estimate is not a comprehensive statement of our financial condition or results for the month ended July 31, 2021. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by our board of directors. We advise you that our NAV per share as of July 31, 2021, which will be reported in our monthly report on Form N-PORT, may differ materially from this estimate.

We believe that the COVID-19 pandemic presents material uncertainty and risks with respect to the underlying value of the Company’s investments, financial condition, results of operations and cash flows. Further, the operational and financial performance of the Company has been, and may continue to be, significantly impacted by the COVID-19 pandemic, which in turn has, and may continue to have, an impact on the valuation of the Company’s investments. As a result, the fair value of the Company’s portfolio investments may be materially impacted after July 31, 2021 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are further adversely impacted by the effects of the COVID-19 pandemic, the Company may experience a material adverse impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments.

The preliminary financial data included in this July 2021 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

Distributions

On August 5, 2021, our board of directors declared the following monthly cash distributions on the Company’s 6.875% Series A Term Preferred Stock, 6.60% Series B Term Preferred Stock, 6.125% Series C Term Preferred Stock and 6.00% Series D Term Preferred Stock for the six months ending January 31, 2022.

The following schedule applies to the 6.875% Series A Term Preferred Stock distributions for preferred stockholders of record on the close of business of each specific Record Date:

Record Date	Payable Date	Distribution Per Share
August 24, 2021	August 31, 2021	$0.1432292
September 23, 2021	September 30, 2021	$0.1432292
October 22, 2021	October 29, 2021	$0.1432292
November 23, 2021	November 30, 2021	$0.1432292
December 24, 2021	December 31, 2021	$0.1432292
January 24, 2022	January 31, 2022	$0.1432292

The following schedule applies to the 6.60% Series B Term Preferred Stock distributions for preferred stockholders of record on the close of business of each specific Record Date:

Record Date	Payable Date	Distribution Per Share
August 24, 2021	August 31, 2021	$0.1375
September 23, 2021	September 30, 2021	$0.1375
October 22, 2021	October 29, 2021	$0.1375
November 23, 2021	November 30, 2021	$0.1375
December 24, 2021	December 31, 2021	$0.1375
January 24, 2022	January 31, 2022	$0.1375

The following schedule applies to the 6.125% Series C Term Preferred Stock distributions for preferred stockholders of record on the close of business of each specific Record Date:

Record Date	Payable Date	Distribution Per Share
August 24, 2021	August 31, 2021	$0.1276042
September 23, 2021	September 30, 2021	$0.1276042
October 22, 2021	October 29, 2021	$0.1276042
November 23, 2021	November 30, 2021	$0.1276042
December 24, 2021	December 31, 2021	$0.1276042
January 24, 2022	January 31, 2022	$0.1276042

The following schedule applies to the 6.00% Series D Term Preferred Stock distributions for preferred stockholders of record on the close of business of each specific Record Date:

Record Date	Payable Date	Distribution Per Share
August 24, 2021	August 31, 2021	$0.125
September 23, 2021	September 30, 2021	$0.125
October 22, 2021	October 29, 2021	$0.125
November 23, 2021	November 30, 2021	$0.125
December 24, 2021	December 31, 2021	$0.125
January 24, 2022	January 31, 2022	$0.125

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